SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                          ______________________

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934*

                              TOM BROWN, INC.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 115660201
                              (CUSIP Number)

                            Jonathan C. Calvert
                      Austin, Calvert & Flavin, Inc.
   112 East Pecan, Suite 2800, San Antonio, Texas  78205  (210) 224-8241
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               June 19, 1996
         (Date of event which requires filing of this statement).

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 115660201
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Austin, Calvert & Flavin, Inc.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [ ]
                                                       (b)  [X]
___________________________________________________________________________
     (3)  SEC USE ONLY

___________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         00 AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Texas
___________________________________________________________________________

NUMBER OF   (7)  SOLE VOTING POWER
                                        -0-
SHARES
               ___________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        863,125
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
               ___________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        863,125
___________________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                        863,125
___________________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
___________________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                        4.1%
___________________________________________________________________________
     (14) TYPE OF REPORTING PERSON **
                                        IA CO
___________________________________________________________________________

                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Encino Partners, L.P.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [ ]
                                                       (b)  [X]
___________________________________________________________________________
     (3)  SEC USE ONLY

___________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
___________________________________________________________________________

NUMBER OF   (7)  SOLE VOTING POWER
                                        -0-
SHARES
               ___________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        106,300
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
               ___________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        106,300
___________________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                        106,300
___________________________________________________________________________

     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
___________________________________________________________________________

     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                        .5%
___________________________________________________________________________

     (14) TYPE OF REPORTING PERSON **
                                        PN
___________________________________________________________________________

                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Edward H. Austin, Jr.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [ ]
                                                       (b)  [X]
___________________________________________________________________________
     (3)  SEC USE ONLY

___________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         00, PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
___________________________________________________________________________

NUMBER OF   (7)  SOLE VOTING POWER
                                        102,200
SHARES
               ___________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        969,425
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        102,200
REPORTING
               ___________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        969,425
___________________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                        1,071,625
___________________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
___________________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                        5.1%
___________________________________________________________________________
     (14) TYPE OF REPORTING PERSON **
                                        IN
___________________________________________________________________________

                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonathan C. Calvert
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [ ]
                                                       (b)  [X]
___________________________________________________________________________
     (3)  SEC USE ONLY

___________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
___________________________________________________________________________

NUMBER OF   (7)  SOLE VOTING POWER
                                        -0-
SHARES
               ___________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        969,425
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
               ___________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        969,425
___________________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                        969,425
___________________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
___________________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                        4.6%
___________________________________________________________________________
     (14) TYPE OF REPORTING PERSON **
                                        IN
___________________________________________________________________________

                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Harry M. Flavin
___________________________________________________________________________

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [ ]
                                                       (b)  [X]
___________________________________________________________________________
     (3)  SEC USE ONLY

___________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
___________________________________________________________________________

NUMBER OF   (7)  SOLE VOTING POWER
                                        -0-
SHARES
               ___________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        969,425
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
               ___________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        969,425
___________________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                        969,425
___________________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
___________________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                        4.6%
___________________________________________________________________________
     (14) TYPE OF REPORTING PERSON **
                                        IN
___________________________________________________________________________

                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D relates to shares of Common Stock (the "Shares") of Tom Brown, Inc.(the "Company"), a Delaware corporation whose principal executive offices are located at 508 Empire Plaza Bldg., Midland, Texas 79701.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Schedule is filed on behalf of (i) Austin, Calvert & Flavin, Inc. ("AC&F") in connection with Shares held in discretionary accounts managed by it("AC&F Shares"),(ii) Encino Partners, L.P. ("Encino"), a partnership comprised of three principals of AC&F, in connection with Shares owned by it ("Encino Shares")(iii) Edward H. Austin, Jr., in connection with Shares owned directly by Mr. Austin, Shares owned by family members of Mr. Austin, AC&F Shares and Encino Shares, (iv) Jonathan C. Calvert, in connection with AC&F Shares and Encino Shares, and (v) Harry M. Flavin, in connection with AC&F Shares and Encino Shares.

          Messrs. Austin, Calvert and Flavin are executive officers and directors of AC&F, and serve as General Partners of Encino, a private investment fund affiliated with AC&F.

          The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares.

     (b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is 112 East Pecan, Suite 2800, San Antonio, Texas 78205.

     (c)  The principal business of AC&F is that of an investment adviser.

          The principal business of Encino is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account.

          The principal occupation of Mr. Austin is as Vice President, Secretary and Director of AC&F, and as a General Partner of Encino.

          The principal occupation of Mr. Calvert is as President and Director of AC&F, and as a General Partner of Encino.

          The principal occupation of Mr. Flavin is as Vice President, Chief Investment Officer and Director of AC&F, and as a General Partner of Encino.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each individual referred to in paragraph (a) above is a citizen of the United States. AC&F is a corporation formed under the laws of the State of Texas. Encino is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The investment cost is (i) $12,664,529 for 863,125 Shares beneficially owned by AC&F, (ii) $1,270,292.50 for 106,300 Shares beneficially owned by Encino, (iii) $15,419,516.50 for 1,071,625 Shares beneficially owned by Mr. Austin, (iv) $13,934,821.50 for 969,425 Shares beneficially owned by Mr. Calvert, and (v) $13,934,821.50 for 969,425 Shares beneficially owned by Mr. Flavin. The aggregate investment cost of all the Shares beneficially owned by the Group is $15,419,516.50.

          The Shares purchased by Encino were purchased with its investment capital. The Shares purchased by Mr. Austin for himself and members of Mr. Austin's family were purchased with personal funds and investment capital. All other Shares were purchased with the investment capital of the respective discretionary account.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The purpose of the acquisition of the Shares by each of the Reporting Persons is for investment. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it or him at any time.

          Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention to do so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 21,123,994 Shares outstanding as of May 13, 1996, as reflected in the Form 10Q of the Company for the period ending March 31, 1996. The aggregate number of Shares beneficially owned by the Group is 1,071,625, representing approximately 5.1% of the Shares outstanding.

          As of the date hereof:

               (i) AC&F owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, AC&F may be deemed to own beneficially 863,125 Shares, constituting approximately 4.1% of the Shares outstanding.

               (ii) Encino owns directly 106,300 Shares, constituting approximately .5% of the Shares outstanding.

               (iii) Mr. Austin, by reason of the provisions of Rule 13d-3 of the Act, may be deemed to own beneficially 1,071,625 Shares (including 47,600 Shares of which are directly owned by Mr. Austin), constituting approximately 5.1% of the Shares outstanding.

               (iv) Mr. Calvert owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Calvert may be deemed to own beneficially 969,425 Shares, constituting approximately 4.6% of the Shares outstanding.

               (v) Mr. Flavin owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Flavin may be deemed to own beneficially 969,425 Shares, constituting 4.6% of the Shares outstanding.

          (b) Messrs. Austin, Calvert and Flavin and AC&F share voting and investment power as to Shares held in discretionary accounts managed by AC&F. Messrs. Austin, Calvert and Flavin and Encino share voting and investment power as to Shares owned by Encino. Mr. Austin has sole power to vote and dispose of Shares directly owned by Mr. Austin and Shares owned by members of Mr. Austin's family.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from the 60th day prior to June 19, 1996 until June 19, 1996 by (i) AC&F on behalf of discretionary accounts managed by it, and (ii) Mr. Austin with respect to Shares directly owned by Mr. Austin and Shares purchased on behalf of members of Mr. Austin's family are set forth on Schedules A and B, respectively. All such transactions were effected through NASDAQ.
During such period, none of Encino, Mr. Calvert or Mr. Flavin entered into any transactions in the Shares.

          (d) No person other than each respective record owner of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than the agreements described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934, and as Exhibits 2-10, powers of attorney granting Edward H. Austin, Jr. sole power to vote and dispose of the Shares owned by members of Mr. Austin's family.

                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 28, 1996         /s/ JONATHAN C. CALVERT
                              Jonathan C. Calvert, as
                              President of
                              Austin, Calvert & Flavin, Inc.


                              /s/ HARRY M. FLAVIN
                              Harry M. Flavin, as
                              General Partner of
                              Encino Partners, L.P.


                              /s/ EDWARD H. AUSTIN, JR.
                              Edward H. Austin, Jr.



                              /s/ JONATHAN C. CALVERT
                              Jonathan C. Calvert



                              /s/ HARRY M. FLAVIN
                              Harry M. Flavin

                                Schedule A

                           AC&F Managed Accounts


                                             Price Per Share
Date of                       Number of      (including
Transaction    Entity         Shares         Commissions, if
                              Purchased/     any)
                              (Sold)

05/02/96       AC&F-Managed   14,900         $14.875
05/02/96       AC&F-Managed   3,400          14.974

05/07/96       AC&F-Managed   15,800         15.375

05/08/96       AC&F-Managed   4,000          15.625

05/22/96       AC&F-Managed   1,800          15.500
05/22/96       AC&F-Managed   3,700          15.375

05/23/96       AC&F-Managed   12,200         14.750

05/24/96       AC&F-Managed   14,375         14.750
05/24/96       AC&F-Managed   3,000          15.125

05/29/96       AC&F-Managed   5,200          16.500

05/30/96       AC&F-Managed   2,300          16.375
05/30/96       AC&F-Managed   13,200         16.750
05/30/96       AC&F-Managed   13,800         17.125
05/30/96       AC&F-Managed   9,400          17.371

05/31/96       AC&F-Managed   1,000          17.250
05/31/96       AC&F-Managed   31,000         17.375
05/31/96       AC&F-Managed   3,500          17.625

06/03/96       AC&F-Managed   5,000          16.875

06/05/96       AC&F-Managed   6,100          16.875
06/05/96       AC&F-Managed   4,500          17.000
06/05/96       AC&F-Managed   6,600          17.125

06/07/96       AC&F-Managed   5,000          16.750
06/07/96       AC&F-Managed   15,000         16.917

06/10/96       AC&F-Managed   50,000         16.625

06/11/96       AC&F-Managed   37,100         16.500
06/11/96       AC&F-Managed   26,200         16.625

06/12/96       AC&F-Managed   900            16.375

06/13/96       AC&F-Managed   200            16.125
06/13/96       AC&F-Managed   43,650         16.250

06/14/96       AC&F-Managed   1,900          15.875

06/18/96       AC&F-Managed   134,400        15.875
06/18/96       AC&F-Managed   14,500         16.125

                                Schedule B

                    Edward H. Austin, Jr./Austin Family


                                             Price Per Share
Date of                       Number of      (including
Transaction    Entity         Shares         Commissions, if
                              Purchased/     any)
                              (Sold)


05/07/96       EH Austin,     500            $15.375
               Jr.
05/07/96       Austin Family  2,300          15.375

05/30/96       EH Austin,     1,000          17.125
               Jr.
05/30/96       Austin Family  200            17.125
05/30/96       Austin Family  300            17.371

06/13/96       EH Austin,     2,800          16.125
               Jr.
06/13/96       EH Austin,     900            16.250
               Jr.

06/19/96       EH Austin,     33,500         16.250
               Jr.

                                 EXHIBIT 1

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(f)1


          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or its contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or its knows or has reason to believe that such information is inaccurate.



                              June 28, 1996



                              /s/ JONATHAN C. CALVERT
                              Jonathan C. Calvert, as
                              President of
                              Austin, Calvert & Flavin, Inc.



                              /s/ HARRY M. FLAVIN
                              Harry M. Flavin, as
                              General Partner of
                              Encino Partners, L.P.



                              /s/ EDWARD H. AUSTIN, JR.
                              Edward H. Austin, Jr.




                              /s/ JONATHAN C. CALVERT
                              Jonathan C. Calvert



                              /s/ HARRY M. FLAVIN
                              Harry M. Flavin

                                 EXHIBIT 2

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as her attorney-in-fact in her name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ CATHERINE S. CAMPBELL
28th day of June 1996.                  Catherine S. Campbell

                                 EXHIBIT 3

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as his attorney-in-fact in his name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ RUTH T. CAMPBELL
28th day of June 1996.                  Ruth T. Campbell, on behalf of
                                                Daniel S. Campbell

                                 EXHIBIT 4

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as her attorney-in-fact in her name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ SALLY T. CAMPBELL
28th day of June 1996.                  Sally T. Campbell

                                 EXHIBIT 5

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as his attorney-in-fact in his name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ AUSTIN PEDEN CONNER
28th day of June 1996.                  Austin Peden Conner

                                 EXHIBIT 6

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as her attorney-in-fact in her name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ MARY BOND CONNER
28th day of June 1996.                  Mary Bond Conner

                                 EXHIBIT 7

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as its attorney-in-fact in its name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ RUTH T. CAMPBELL
28th day of June 1996.                  Ruth T. Campbell, as
                                        General Partner of
                                        Campbell Interests, Ltd.

                                 EXHIBIT 8

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as its attorney-in-fact in its name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ BOND DAVIS
28th day of June 1996.                  Bond Davis, as Trustee for
                                        Carol E Reagan H & Mary A
                                        and Hallie F. Davis Trust

                                 EXHIBIT 9

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as its attorney-in-fact in its name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ MARY AUSTIN HART
28th day of June 1996.                  Mary Austin Hart, as
                                        Sole Beneficiary of
                                        Mary Hart Profit Sharing Plan

                                EXHIBIT 10

                             POWER OF ATTORNEY


          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Edward H. Austin, Jr. as its attorney-in-fact in its name, place and stead to vote and dispose of the shares of Tom Brown, Inc. (the

"Shares") owned by such person.

          This power of attorney grants said attorney-in-fact the sole power to vote and dispose of the Shares, and may be revoked by the undersigned on 61 days' prior written notice to Mr. Austin.

          The undersigned hereby ratifies and confirms all whatsoever that said attorney-in-fact shall do, or cause to be done, by virtue of this power of attorney.



Sworn to before me this                 /s/ SARA T. CAMPBELL
28th day of June 1996.                  Sara T. Campbell, as
                                        Trustee for Sara T.
                                        Campbell Trust